No. 15/07

IAMGOLD ANNOUNCES EXPLORATION RESULTS CONFIRMING NEW HIGH POTENTIAL
 ZONES EAST OF DOYON

Toronto, Ontario, June 13, 2007 – IAMGOLD Corporation (“IAMGOLD” or “the Company”) is pleased to announce results of an additional 12 holes from its Westwood underground exploration program, located near the Company’s Doyon infrastructure within the Cadillac belt of the Abitibi region of northern Quebec. These results confirm the existence of 3 mineralized zones on the west side of the Bousquet fault; Zone 2 Extension, North Corridor and Westwood, as previously announced in a press release dated January 17, 2007.  Highlights from these new zones include an intersection of 4 metres averaging 38.1g/t Au (hole R14208-06) and a one metre intersection averaging 102.3g/t Au and another one metre section averaging 6.7% zinc (hole R14219-06).

“There is tremendous potential within this camp. These results confirm the extension of the mineralized zones on the west side of the Bousquet fault,” stated Joseph Conway, President and CEO.  “Most of the intercepts in this campaign have shown visible gold and continue to return high gold grades.  There are four drill rigs currently running on this project and results at depth are very interesting. We expect to complete an updated resource shortly.”

Zone 2, in its occurrence close to the Doyon fault, was mined in the past as part of the open pit operation at Doyon, whereas both the Westwood and the North Corridor zones were identified in 2004 to the east of the Bousquet fault by a surface drilling program and based on 2004 estimates contain an inferred resource of 1.5 million ounces.   The extension of these zones is significant and will have a positive impact on the potential future development of this project

The new drill results represent approximately 12,500m of drilling from January to May.  The exploration program in this area consists of 25,000m of drilling and a 1,000m advancement of the exploration drift.  In 2007 over $US 5 million will be spent on this program to develop the resource and the drift.  The significant results for each zone are presented in Table 1.  Additional information is shown in the plan view in Figure 1, the longitudinal sections presented in Figures 2, 3 and 4, and the cross section in Figure 5, which are also available on the Company’s website: www.iamgold.com.

As a result of the success in this program, the Company’s Project Development group has undertaken a scoping study to evaluate options on further development of this project.  Results from this scoping study are expected in August.

Table 1: RECENT DRILLING RESULTS FROM WESTWOOD EXPLORATION PROGRAM
(SINCE JANUARY 2007)

*Intersections where gold values are>35 g/t are highlighted
** Values previously reported are shaded in gray.

hole #	Intersection				Zone 2 Extension			North Corridor			Westwood Horizon
	From (m)	To (m)	Core length (m)	True width (m)	Au	Cu	Zn	Au	Cu	Zn	Au	Cu	Zn
					g/t	%	%	g/t	%	%	g/t	%	%
R14200-06	668.0	669.0	1.0	0.6	4.0	0.0	0.0
	675.5	676.5	1.0	0.6	65.3	0.0	0.0
	701.0	702.0	1.0	0.6	16.0	0.0	0.0
	883.5	886.5	3.0	1.9				40.0	0.1	0.0
	incl. 883.5	884.5	1.0	0.6				15.7	0.0	0.0
	incl. 883.5	886.5	1.0	0.6				94.8	0.2	0.0
	716.5	718.0	1.5	0.9				11.6	-	-
	1021.0	1034.5	13.5	8.7							0.3	0.0	0.5
R14201-06	573.0	575.5	2.5	1.3	6.6	-	-
	615.0	623.0	8.0	4.4	1.0	0.0	0.0
	634.0	635.0	1.0	0.6	16.6	0.0	0.0
	807.5	808.5	1.0	0.6				62.0	-	-	Abandoned
	836.0	837.0	1.0	0.6				27.7	-	-
	990.0	991.5	1.5	0.9				1.4	-	-
R14208-06	448.0	449.5	1.5	1.2	0.2	-	-
	733.0	737.0	4.0	3.1				38.1	-	-
	incl. 735.0	736.0	1.0	0.8				89.1	-	-
	incl. 736.0	737.0	1.0	0.8				53.4	-	-
	789.0	790.0	1.0	0.8							21.5	0.2	0.0
R14218-06	439.0	440.0	1.0	0.9	12.2	-	-
	466.0	467.0	1.0	0.9				2.1	-	-
	572.0	573.0	1.0	0.9							0.1	0.0	0.2
R14219-06	494.5	496.5	2.0	1.5	4.8	-	-
	561.5	563.5	2.0	1.5				59.3	-	-
	incl. 562.5	563.5	1.0	0.8				102.3	-	-
	583.0	584.0	1.0	0.8				45.2	-	-
	871.5	872.5	1.0	0.8							1.2	0.1	6.7
R14201A-07	568.5	570.0	1.5	1.2	12.3	-	-
	816.5	818.0	1.5	1.3				2.4	-	-
	843.5	848.5	5.0	4.3							2.1	0.0	0.8
R14228-07	355.0	357.5	2.5	2.2	26.6	-	-
	incl. 355.0	356.0	1.0	1.0	62.6	-	-
	524.5	526.0	1.5	1.5				0.8	-	-
	595.5	598.5	3.0	3.0							1.1	0.0	0.7

hole #	Intersection				Zone 2 Extension			North Corridor			Westwood Horizon
	From (m)	To (m)	Core length (m)	True Width (m)	Au g/t	Cu %	Zn %	Au g/t	Cu %	Zn %	Au g/t	Cu %	Zn %
R14229-07	447.0	448.5	1.5	1.2	0.2	-	-
	507.5	509.0	1.5	1.2				6.1	-	-
	608.0	609.5	1.5	1.3				4.9	-	-
	709.5	711.0	1.5	1.3							0.3	0.0	1.5
R14242-07					Bousquet Fault
	1553.5	1556.5	3.0	1.3				6.9	0.6	0.1
	incl. 1554.5	1555.5	1.0	0.4				14.2	1.5	0.1
	1662.5	1683.5	21.0	11.7							2.1	0.1	-
	incl. 1662.5	1670.0	7.5	4.1							3.0	0.0	0.0
	incl. 1662.5	1663.5	1.0	0.6							8.6	0.0	0.0
	incl. 1678.5	1683.5	5.0	2.9							3.0	0.1	0.0
	1714.5	1721.5	7.0	4.8							0.2	0.1	0.2
R14243-07	681.5	682.5	1.0	0.6	0.2	0.0	0.1
	814.5	815.5	1.0	0.6				0.4	-	-
											Abandoned
R14254-07	450.0	451.5	1.5	1.2	0.1	-	-
	656.0	663.5	7.5	6.3				2.9	-	-
	744.5	753.0	8.5	7.4							0.6	0.1	0.2
R14201B-07	594.5	606.5	12.0	7.0	1.9	-	-
	677.5	679.0	1.5	1.0				45.2	-	-
	726.5	728.0	1.5	1.0				4.3	0.1	0.8
											Bousquet Fault
R14286-07	332.0	338.5	6.5	6.1	15.3	-	-
	incl. 332.0	333.5	1.5	1.4	10.3	-	-
	incl. 337.5	338.5	1.0	0.9	79.7	0.1	0.0
	338.5	348.5	10.0	9.3	0.9	-	-
	348.5	349.5	1.0	0.9	71.8	0.1	0.0
								assays pending			assays pending

Qualified Person / Quality Control Notes

The drilling program was carried out by IAMGOLD employees, under the supervision of Ms. Nicole Houle, Geologist – Doyon Division.  Ms. Houle is a qualified person (as defined by National Instrument 43-101) with more than 20 years of experience in mine and exploration geology.  IAMGOLD has established an Analytical Quality Assurance Program to control and assure the analytical quality of assays in its gold exploration.  This program includes the systematic addition of blank samples, reject and pulp duplicates and internal material references (the “standards”) to each batch of samples sent for analysis.  Blank samples are used to check for possible contamination in laboratories, field duplicates allow the quantification of overall precision while standards determine the analytical accuracy.  Samples were sent for assaying to Doyon’s internal laboratory as a primary laboratory.  Samples were assayed by fire-assay according to industry standards.

Cautionary Note to U.S. Investors

This press release includes certain “Forward-Looking Statements” within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended.  All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of IAMGOLD, are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  Important factors that could cause actual results to differ materially from IAMGOLD’s expectations are disclosed under the heading “Risk Factors” and elsewhere in IAMGOLD documents filed from time-to-time with the Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.

For further information please contact:

IAMGOLD Corporation:
Lisa Doddridge
Director, Investor Relations
Tel: (416) 360-4710 Toll-free: 1 888 IMG-9999

Renmark Financial Communications Inc.
John Boidman: jboidman@renmarkfinancial.com
Henri Perron: hperron@renmarkfinancial.com
T: (514) 939-3989
F: (514) 939-3717
www.renmarkfinancial.com

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Marketwire’s website at www.marketwire.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/fr/accueil.html.

WESTWOOD PROJECT

Plan view - Level 14 - NEW ZONE AREA

DOYON
MINE SITE
"Open pit area"
"K"
"T"
Mooshla intrusive
"Z2 - Lev07"
Lev10"
Doyon Fault
A-Long.Z2Ext.
B-Long.CN
C-Long.WW
D'
S4400E
CURRENT
2007
RESULTS
"Z2" Horizon
"CN" Horizon
"Westwood" Horizon
A'
B'
C'
D
Bousquet Fault
May 2007
2004 RESULTS
"CN" Horizon
"Westwood" Horizon
Property limit
IAMGOLD
WESTWOOD PROJECT

Figure 1

LONGITUDINAL SECTION A-A'

W
Doyon Mine
Zone 2 Extension
Main Pit
Zone 1
Zone 2
Level 8
Level 14
Exploration Drift
Doyon Fault
NEW
ZONE 2 - Extension
Bousquet Fault
Legend
Previous drill hole
Drill hole in progress
Recent hole below 1g/t Au
Recent hole between 1 and 3 g/t
Recent hole between 3 and 10 g/t Au
Recent hole above 10 g/t Au
(only values above 15 gAu are shown)
(Color code based on a 3m minimum core length)
0
250m
Doyon Mine - Westwood Project
Detailed Longitudinal Section – Zone 2 Extension
3000E
4000E

Figure 2

LONGITUDINAL SECTION B-B'

W
Doyon Mine
North Corridor
Main Pit
Zone 2
Zone 1
Level 8
Level 14
Exploration Drift
Doyon Fault
Bousquet Fault
NEW
NORTH
CORRIDOR
ZONE
Legend
Previous drill hole
Drill hole in progress
Recent hole below 1g/t Au
Recent hole between 1 and 3 g/t
Recent hole between 3 and 10 g/t Au
Recent hole above 10 g/t Au
(only grades over 15 g/t Au are shown)
(Color code based on a 3m minimum core length)
Doyon Mine - Westwood Project
Detailed Longitudinal Section – North Corridor
0
250m
3000E
4000E

Figure 3

LONGITUDINAL SECTION C-C'

W
Doyon Mine
New Westwood Zone
Main Pit
Warrenmac Resources: 0.3 Mt @ 5.8 gAu/t 4.11 % Zn
Level 14
Exploration Drift
Bousquet Fault
Doyon Fault
R14228-07
R14286-07
Assays pending
R14308-07
Assays pending
R14218-06
R14229-07
R14254-07
R14316-07
Assays pending
R14208-06
R14201A-07
R14219-06
R14340-07
R14341-07
R14201B-07
Bousquet Fault
R14200-06
R14243A-07
Assays pending
Legend
Previous drill hole
Drill hole in progress
Recent hole below 1g/t Au
Recent hole between 1 and 3 g/t
Recent hole between 3 and 10 g/t Au
Recent hole above 10 g/t Au
(only grades over 15 gAu/t are shown)
(Color code based on a 3m minimum core length)
0
250m
3000E
4000E
5000E
R14281-07
R14242-07
R14242A-07
Doyon Mine - Westwood Project
Detailed Longitudinal Section – Westwood Corridor

Figure 4

WESTWOOD PROJECT - NEW ZONES AREA
CROSS SECTION D-D" - S4400E ±100m (facing west)

Warrenmac
4.1 % Zn
Zone 2
Main Pit
Doyon
Sediments
U5a
U5
U4
Mafic volcanics
407,4 g Au/t/ 0,7 m
R13912-06
LEVEL 14-0
(ELEV. 4116M - WW DRIFT)
55,2 g Au/t/ 1,0 m
42,2 g Au/t/ 1,5 m
R14070-06
WESTWOOD HORIZON
NORTH CORRIDOR HORIZON
ZONE 2 EXTENSION
77,3 g Au/t/ 1,0 m
38,1 g Au/t/ 4,0 m
21,5 g Au/t/ 1,0 m
R14208-06
16,6 g Au/t/ 1,0 m
45,2 g Au/t/ 1,0 m
27,7 g Au/t/ 1,0 m
62,0 g Au/t/ 1,0 m
R14201B-07
R14201-06
30,7 g Au/t/ 4,5 m
Bousquet Fault
19,7 g Au/t/ 1,0 m
Dayon Fault
R13942-06

IAMGOLD

Approximate horizontal distance between:

- Westwood drift and Zone 2:	± 325 m
- Zone 2 and North Corridor:	± 150 m
- North Corridor and Westwood Horizon:	± 120 m
- Westwood drift and sediments:	± 1000 m

- U4 Felsic - altered volcanics
- U5 Mafic volcanics
- U5a Intermediate-felsic altered volcanics

Figure 5